UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

X	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or
SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:	September 30, 2018

True Leaf Medicine International Ltd.
(Exact name of issuer as specified in its charter)

British Columbia	00-0000000
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive offices)

778-475-5323
(Issuer’s telephone number, including area code)

Table of Contents

Semi-Annual Report 3

Forward Looking Statements. 3

Item 1. Management Discussion and Analysis. 3

Item 2. Other Information. 16

Item 3. Financial Statements. 16

Item 4. Exhibits. 39

SIGNATURES. 40

Semi-Annual Report

In this Form 1-SA - Semiannual Report Pursuant To Regulation A (“Semiannual Report” or “Form 1-SA”), unless otherwise noted or the context indicates otherwise, the “we”, “us”, “our”, “True Leaf”, and “Company” refers to True Leaf Medicine International Ltd. and its subsidiaries, True Leaf Investments Corp. (“TL Investments”), True Leaf Medicine Inc. (“TL Medicine”), True Leaf Pet Inc. (“TL Pet”), True Leaf Pet Europe LLC Sàrl (“TL Europe”), and True Leaf USA Inc. (“TL USA”).

This Semiannual Report contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are property of their respective owners.

The information contained herein is dated as of September 30, 2018 unless otherwise stated.

Forward Looking Statements

This Semiannual Report contains certain statements related to industry scope and state, production, revenue, expenses, plans, development schedules and similar items that represent forward-looking statements. Such statements are based on assumptions and estimates related to future economic and market conditions. Such statements include declarations regarding management’s intent, belief or current expectations. Certain statements contained herein may contain words such as “could”, “should”, “expect”, “believe”, “will” and similar expressions and statements relating to matters that are not historical facts but are forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties; actual results may differ materially from those indicated by such forward-looking statements. Some of the important factors, but certainly not all, that could cause actual results to differ materially from those indicated by such forward-looking statements are: (i) that the information is of a preliminary nature and may be subject to further adjustment, (ii) the possible unavailability of financing, (iii) start-up risks, (iv) general operating risks, (v) dependence on third parties, (vi) changes in government regulation, (vii) the effects of competition, (viii) dependence on senior management, (ix) impact of Canadian economic conditions, and (x) fluctuations in currency exchange rates and interest rates.

Item 1. Management Discussion and Analysis

This Management’s Discussion & Analysis (this “MD&A”) has been prepared by management and should be read in conjunction with the condensed interim consolidated financial statements of the Company together with the related notes thereto for the three and six-month period ended September 30, 2018, as well as our audited consolidated financial statements and accompanying MD&A for the year ended March 31, 2018. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). All amounts are stated in Canadian dollars unless otherwise indicated.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the condensed consolidated interim financial statements of the Company together with the related notes thereto for the three and six months ended September 30, 2018 in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Corporate Background

True Leaf Medicine International Ltd. (the “Company” or “True Leaf”) was incorporated under the Business Corporations Act of the Province of British Columbia on June 9, 2014 and is the legal parent of True Leaf Investments Corp. (“TL Investments”), True Leaf Medicine Inc. (“TL Medicine”), True Leaf Pet Inc. (“TL Pet”) and True Leaf Pet Europe LLC Sàrl (”TL Pet Europe”). TL Investments, TL Medicine and TL Pet were all incorporated under the Business Corporations Act of the Province of British Columbia on March 26, 2014, July 4, 2013 and November 18, 2015 respectively and TL Pet Europe was incorporated under the Business Corporation Act in Luxembourg on July 18, 2016.

The Company’s shares trade on the Canadian Securities Exchange (the “CSE”) under the symbol “MJ”, the OTC Market Group’s OTCQB® Venture Market under the ticker symbol “TRLFF” and the Frankfurt Stock Exchange under the symbol “TLA”.

Our Business

True Leaf is a plant-forward wellness brand for pets and their owners. Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc. The Company’s goal is to be a global cannabis-for-pets brand leader by embracing natural alternatives to help pets live healthier and longer lives. Management believes that both the cannabis and pet industries represent high-growth industries.

TL Medicine was launched in July 2013 to become a licensed producer of medicinal cannabis for the Canadian market under Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”) program administered by Health Canada. Subsequent to September 30, 2018, the ACMPR process changed as a result of new regulations that amended the Controlled Drugs and Substances Act, the Criminal Code and other Acts (the “Cannabis Act”). The Cannabis Act and related regulations issued pursuant to the Cannabis Act (the “Cannabis Regulations”) were implemented on October 17, 2018. As a result, the Company's application to become a licensed producer and grower of cannabis under the ACMPR will now be migrated to the Cannabis Tracking and Licensing System (“CTLS”) under the Cannabis Act. The Company continues to work diligently to comply with all of the requirements of Health Canada in order to be successful at receiving a license to sell medicinal cannabis under the Cannabis Act.

TL Pet launched its hemp-seed based pet supplement and treat product line in the fall of 2015. The Company shares the commitment of its customers to improve the overall health of their pets with natural ingredients. The Company believes that consumers are looking for higher quality products that address nutritional needs common to their pets, without having to worry about food safety or harmful side effects. Products containing hemp, including hemp seed oil, hemp protein and hemp extracts are gaining significant acceptance as evidence of their nutritional effectiveness becomes recognized. The Company’s products are developed and marketed for the purpose of improving the health, comfort, enjoyment and safety of our customers' pets. The current hemp-seed based formula is legally compliant and meets US and Canadian guidelines allowing TL Pet to establish a distribution network that includes more than 2,800 stores globally, with retail partners like PetSmart Canada, Pets Supplies Plus, Pets Corner UK and Amazon. The Company also uses other channels to sell its products including veterinarians, food wholesalers, drug stores, club stores, mass merchandisers, discount stores and natural foods stores. The Company currently sells its hemp pet products in Canada, the United States and Europe.

TL Pet’s formulations were created with veterinarian support and include other plant-based natural ingredients. All products sold are federally legal in the US, Canada and Europe and are part of a broader strategy to position the Company as the global brand leader in the cannabis for pets space. The Company is currently working with a Vancouver branding firm to solidify this strategy and its brand message and plans to bring more pet products to the market.

Strategic Outlook

The Company’s business objectives for the next 12 months are:

  Continue to build worldwide market share, distribution networks, secure new customers, and launch new items in the natural pet product space, growing the Company’s line of innovative supplements and natural remedy products for pets. Sales will be through traditional distribution channels, direct-to-store and direct-to-consumer online sales channels.
  Successfully complete additional capital financings in order to fund the objectives of the Company’s business plan.
  Complete build-out of the first part of phase one of the Company’s 25,000 square foot medicinal cannabis production facility located in Lumby, British Columbia, in order to comply with Health Canada’s requirements to become a licensed producer under the new Cannabis Act.
  Receive approval to sell medicinal cannabis under the Cannabis Act in order to commence the research & development and sale of cannabis-based products.
  Review potential joint ventures or strategic acquisition targets in the pet, health & wellness and cannabis space.

The Company’s long-term business objectives are:

  For TL Pet:
  Create a global cannabis-for-pets brand, with the mission to improve the quality of life for companion animals;
  Increase sales, distribution and store count within the pet specialty, mass-pet, veterinary and food/drug/mass market segments in addition to building a dedicated consumer base online;
  Launch additional product lines and secure additional distribution partners in the European markets;
  Seek out key distribution partners for alternative market regions like Asia, South America and other potential new markets;
  Continue to perform R&D work and launch new ‘CBD’ pet formulations for the North American and European markets;
  Seek out potential long-term strategic partners to support the business.
  For TL Medicine:
  Complete construction of the medicinal cannabis facility and be approved as a grower and seller of medicinal cannabis under the Cannabis Act in Canada;
  Implement in-house lab and build out lab services business model;
  Implement extraction, fractionation and remediation equipment;
  Assess the sale/lease of space within the Lumby facility, as well as offering value- added services, supporting the micro-cultivator cannabis community;
  Assess ongoing demand and need for the build out of phase two, expanding production capacity to a total of 10,000 kilograms of dried flower per year;
  Assign capital towards research and development in order to build a base of intellectual property from proprietary formulations, cultivars, with a focus on unique pet product formulations and supplements;
  Assess and explore opportunities to develop a base of wholesale supply contracts for the recreational or medicinal markets.

Quarterly Results of Operations

The following table presents selected financial information for the most recent eight quarters:

The following table presents selected financial information for the most eight quarters from March 31, 2018:

	Three Months Ended *
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Revenues	$ 572,071	$ 491,334	$ 383,844	$ 265,555
Total Operating Expenditures	(1,569,262)	(1,220,258)	(2,242,640)	(649,073)
Net loss and comprehensive loss for period	(1,330,927)	(865,059)	(1,839,673)	(541,041)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.04)

	Three Months Ended *
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016

Revenues	$ 458,729	$ 289,189	$ 99,331	$ 143,135
Total Operating Expenditures	(650,722)	(1,257,104)	(390,901)	(684,868)
Net loss and comprehensive loss for period	(416,330)	(1,170,891)	(376,349)	(623,661)
Basic and diluted loss per share	(0.01)	(0.03)	(0.01)	(0.01)

* Certain comparative figures have been restated to conform to the current period’s presentation as described in Note 2(d) of the condensed consolidated interim financial statements.

All of the Company’s revenues from inception to date are from the sale of its hemp-based products for pets, mostly in North America and Europe. Revenue growth was primarily fueled by True Leaf expanding the commercial reach of its True Leaf Pet division into new geographies both in-store and online. True Hemp™ dog chews, dental sticks and supplement oils are now sold in more than 2,800 stores worldwide, including PetsSuppliesPlus (USA), PetSmart Canada, Pets Corner UK, and online on Amazon.

Revenue is recorded net of customer discounts, promotional allowances and includes freight collected in connection with online sales. Cost of sales may include different costs compared to other manufacturing and distribution companies. The Company’s cost of sales includes inventory, product-related costs and costs to ship products to customers.

Results of Operations

Six-months ended September 30, 2018 and six-months ended September 30, 2017

Revenue for the six-months ended September 30, 2018 was $1,063,405- the Company’s highest revenue over two quarters to date and an increase of 42% from the comparable six-month period in the prior year, which had revenue of $747,846. The Company’s European operations contributed $177,734 of the total revenue for this six-month period, an increase of 86% compared to $95,727 for the same period in the prior year.

Hiring experienced sales personnel to provide aggressive sales and marketing supported the growth in revenue for the North American and European markets. Revenues have been increasing steadily since TL Pet began operations in early 2016 with a small sales team. The Company will continue to expand the sales and marketing team to ensure continued revenue growth.

The Company incurred a net loss of $2,195,986 for the period ended September 30, 2018 (2017 - $1,587,222). Revenue from the Company’s pet business continues to grow, although not yet sufficient to fully fund the Company’s operating expenditures. Operating expenditures consist primarily of: selling and marketing, administrative and office, accounting and legal expenses and share-based compensation.

Total operating expenditures of $2,789,520 for the six-months ended September 30, 2018 were higher than the same period in the prior year, driven by higher selling & marketing, and office and administration, offset by lower share-based compensation. For the six-months ended September 30, 2018, selling and marketing expenses were $841,820 (2017 - $233,549 after capitalizing marketing costs in connection with financing obtained January 2018), administrative expenses were $1,309,954 (2017 - $551,162), and share-based compensation was $321,649 (2017 - $869,360).

Selling and marketing expenses include salaries, commissions, travel costs and promotional activities in connection with the sale of pet products and raising awareness of the True Leaf brand to consumers and investors.

The increase in selling and marketing expenses of $608,271 for the period ended September 30, 2018 compared to the same period in 2017 is consistent with the Company’s objective of growing revenue for its pet treat and supplements and increasing the brand awareness of the True Leaf name as a global leader in the cannabis for pets market. The increase in selling costs is primarily due to salaries and travel costs of a dedicated sales team working to win new customers, as well as attending trade shows in North America and Europe to build awareness for the Company’s products. The benefit of this investment is reflected in the Company’s revenue growth and increase in store count from approximately 1,800 at March 31, 2018 to approximately 2,800 at September 30, 2018.

Administrative and office expenses of $1,309,954 for the period ended September 30, 2018 increased $758,792 (2017 - $551,162), primarily due to higher insurance and travel costs due to the Regulation A+ financing completed in early 2018, and recruitment and salaries related to the hiring of additional employees and contractors in 2018, consistent with the Company’s focused effort to assemble a world-class leadership team who will deliver on the Company’s growth plans, execute on the design and build of the cultivation and production facility and lead the development of its pet and cannabis products.

Salaries, payroll expenses and consultant fees accounted for $813,150 of total administrative and office expense (2017 - $302,078). The increase is attributable to an increase in the number of employees and consultants at September 2018 compared to September 2017, as well as costs incurred to retain a top external executive search firm. In early 2018, the Company also retained Hill+Knowlton, Canada’s top-rated government relations firm, to provide insight into the cannabis regulatory environment and assist the Company with its application to Health Canada to become a licensed producer to sell medicinal cannabis. Other contributors to the increase in administrative and office expenses for the period ended September 30, 2018 are increased insurance expense and general travel, offset by a decrease in public company costs.

Share-based compensation costs were significantly lower at $321,649 for the period ended September 30, 2018 (2017 - $869,360) because less options were granted during the current period versus the comparable period in 2017, as well as a large portion of the options granted in the comparable period in 2017 vested immediately. The Company’s revised approach to granting stock options include a longer vesting period, which better aligns those receiving options with contributing to the long-term growth and success of the Company. The Company recognizes the expense, based on the fair value of the options, using the Black-Scholes option pricing model.

Research and development expense include costs associated with the Company’s Medical Advisory Board (“MAB”) and the research of new products targeted for people. TL Medicine formed a MAB consisting of independent medical experts and Dr. Chris Spooner, a naturopath. During the period, the Company eliminated the MAB and Dr. Spooner resigned from the Board, as a result of its heavier focus on pets and pet products.

As a result, the Company entered into an agreement with veterinarian Dr. Katherine Kramer during the period, to chair the Company’s newly established Veterinary Advisory Board which will provide strategic direction to TL Pet and assist the company with the development of a ‘CBD’ product line for pets. Dr. Kramer is a vocal advocate for the research and therapeutic use of cannabis for animals, is the Medical Director at the VCA-Canada Vancouver Animal Wellness Hospital and has been practicing veterinary medicine for 16 years. She became interested in alternative treatment early in her career, blending herbs and acupuncture with Western medicine to promote optimal health.

Liquidity and Capital Resources

Working capital

The Company’s financial position and liquidity were strong as at September 30, 2018, with an ending cash position of $5,486,045, funds which were a result of the Company’s issuance of share capital during the year ended March 31, 2018.

As at September 30, 2018, the Company had working capital of $4,444,793 (March 31, 2018 - $10,868,317).  Receivables of $435,591 (March 31, 2018 - $385,671) include trade receivables of

$191,306 (March 31, 2018 - $202,683). As at September 30, 2018, the top three customers amounted to 41% of total trade receivables (March 31, 2018 - three customers amounted to 40%) and all of the trade receivables were in good standing.

Inventory balances were as follows:

September 30, 2018		March 31, 2018
Finished goods	$221,156	$432,729
Supplies	129,588	137,865
	$350,744	$570,594

The growth in sales during the period reduced product inventory to $221,156 at September 30, 2018 from $432,729 at March 31, 2018. The Company’s co-packing arrangements enable it to quickly scale production to respond to increased customer demand.

As at September 30, 2018, prepaid expenses and deposits increased from $149,199 at March 31, 2018 to $393,416 at September 30, 2018 to include a deposit of $135,803 (March 31, 2018 -$25,827) and prepaid property taxes of $18,819 for the Lumby property as well as prepaid insurance premiums of $175,000. The deposits are refundable upon completion of the construction project, subject to approval by the Village of Lumby that the Company has complied with conditions set out in its various permits.

As at September 30, 2018, the Company had an accrued liability of $369,306 as holdbacks against construction in progress. Construction is on schedule and set for completion during the fall of 2018 and payment of the holdback is expected to occur prior to March 31, 2019.

Investing activities

During the six-months ended September 30, 2018, the Company had capitalized construction costs of $5,322,250 (year ended March 31, 2018 - $726,955) in connection with its cannabis cultivation facility in Lumby, BC. Depreciation will commence when the facility is available for use. The total cost for the portion of phase one of the cannabis cultivation facility being completed is estimated at $7.4 million. The Company has retained Colliers Project Leaders to provide professional project management services and assist management completing the project in a timely manner.

The entire first phase of the project includes a two-story 9,000 square foot central hub for the initial grow area, laboratory services, whole-plant extraction, and the production of therapeutic cannabis products, plus a 16,000 square foot wing for cannabis cultivation. Ownership of the 40-acre site means the company is well-positioned to expand to meet future market demands.

The Company’s capital assets consist of office furniture and equipment, leasehold improvements and the corporate website and had a net book value of $94,414 (March 31, 2018 - $132,420). Capital asset additions for the six-months ended September 30, 2018 totaled $15,761 (six-months ended September 30, 2017 - $71,309) for the purchase of office furniture and other equipment to enhance communication between the Company’s geographically disbursed team. The Company’s intangible assets consist of its websites, trademarks and related costs, and intellectual property which had a net book value of $134,588 at September 30, 2018 ($142,690 at March 31, 2018).

Intangible asset additions for the period ended September 30, 2018 totaled $53,910 (September 30, 2017 - $18,789) for the protection of trademarks used in the TL Pet business and development of an e-commerce site for the European operation.

Financing activities

The Company’s operations during the six-months ended September 30, 2018 were funded by the revenue generating activities of True Leaf Pet and the issuance of share capital during the year ended March 31, 2018 which provided gross proceeds of $18,464,265.

The majority of capital raised in fiscal 2018 was through two public financings. The completion of a Regulation A+ crowdfunding campaign approved by the United States Securities and Exchange Commission (the “SEC”) raised $10,000,000 in gross proceeds, consisting of 14,285,715 common shares of the Company at a purchase price of $0.70 per share (the “Offering”). True Leaf was the first Canadian-listed company to conduct a successful Regulation A+ Offering. The use of Regulation A+ allowed the Company to offer and sell its common shares to public retail investors as well as traditional accredited and institutional investors. In addition, on the same terms as the Offering, the Company closed a concurrent Canadian private placement of 5,788,078 common shares raising an aggregate total of $4,051,655.

Going Concern

The condensed consolidated interim financial statements were prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

On January 24, 2018, the Company closed two financings which raised proceeds of $14,051,655 in two offerings and put the Company in a strong cash position at September 30, 2018. The proceeds of the financing are being used to execute on the Company’s business plan, including construction of its cannabis cultivation facility. Management estimates the cost for the portion of phase one of the cannabis cultivation facility being completed to be approximately $7.4 million, of which $5,322,250 has been incurred and capitalized as at September 30, 2018. For the six- months ended September 30, 2018, the Company incurred a loss of $2,195,986 and had an accumulated deficit of $11,135,809. The Company earned revenues of $1,063,405 (2017 - $747,846) from TL Pet and TL Pet Europe; although, these two operations have not yet achieved profitability.

Management is of the opinion the continued operations of the Company are dependent on its ability to generate future cash flows from operations and obtain additional funding through external financing to deliver on its business plan. There is a risk that financing will not be available on a timely basis or on terms acceptable to the Company.

The condensed consolidated interim financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue operations. Management has assessed that it has sufficient working capital for the Company to continue operations for the next fiscal year.

Related Party Transactions

Key management compensation

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s Directors, Chief Executive Officer and Chief Financial Officer. The total paid as salaries, management fees, accounting fees and share-based compensation for the six-months ended September 30, 2018 and September 30, 2017 was:

			2018			2017
		Compensation and Fees	Share-based compensation	Total	Compensation and Fees	Share-based compensation	Total
Mike Harcourt	Board Chair	$ 1,250	$ 25,536	$26,786	$ 1,250	$ 61,002	$62,252
Sylvain Toutant	Corporate Director	4,000	3,666	7,666	-	-	-
Kevin Bottomley	Corporate Director and Vice President	31,250	25,536	56,786	34,250	61,002	95,252
Chris Spooner	Corporate Director and Chief Medical Officer	625	-	625	1,250	61,002	62,252
Darcy Bomford	Chief Executive Officer and Corporate Director	72,000	25,536	97,536	32,500	61,002	93,502

			2018			2017
		Compensation and Fees	Share-based compensation	Total	Compensation and Fees	Share-based compensation	Total
Kerry Biggs	Chief Financial Officer (Sept 10/18)	8,125	10,095	18,220	-	-	-
Chuck Austin	Chief Financial Officer (to Sept 10/18)	12,000	-	12,000	12,000	40,668	52,668
		$ 129,250	$ 90,369	$219,619	$ 81,250	$ 284,676	$365,926

Related party transactions

The Company had the following transactions with individuals who were related parties during the six-months ended September 30, 2018:

  Goods and services:
  Paid or accrued a total of $15,000 (2017 - $15,000) to its Chief Executive Officer for rent. Subsequent to September 30, 2018, negotiations were in progress to increase the rent to a market-based rate;
  Paid or accrued $45,418 (March 31, 2018 - $36,656) to a company controlled by its Chief Executive Officer for costs associated with supplies inventory; and
  Paid or accrued $52,000 (2017- $nil) for advisory services provided by Paradigm Medical Services, a company controlled by a past Director. The individual ceased to be a director effective July 1, 2018.
  Amount due from a former director of $119,770 included in receivables at September 30, 2018 (March 31, 2018 - $119,770).
  Amounts payable to related parties as at September 30, 2018 of $9,200 (March 31, 2018 - $23,314) are unsecured, non-interest bearing with no scheduled terms of repayment.

Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred non-voting shares without par value. As of November 26, 2018, the total number of issued and outstanding common shares was 95,529,059 and there were no preferred shares outstanding.

The Company did not have any share capital transactions during the six-month period ended September 30, 2018. Subsequent to September 30, the Company issued common shares as follows:

  100,000 common shares pursuant to an employment agreement; and
  60,000 common shares pursuant to the exercise of share purchase warrants.

Stock Options

On May 29, 2017 the Company granted a total of 3,900,000 stock options to directors, officers, employees and consultants that vested immediately. The stock options were valued at $793,020 ($0.203 per option) using the Black-Scholes option pricing model with the following assumptions: term of 2 years, historical volatility of 95.8%, risk-free rate of 0.71% and no expected dividends.

On February 6, 2018 the Company granted 1,900,000 stock options at an exercise price of $0.94 per option to directors, officers, and consultants, of which 1,100,000 options vested immediately. The balance of 800,000 options vest evenly over two years, with 25% of the options vesting each six months by February 6, 2020. The stock options were valued at $1,305,554 in total ($0.687 per option), of which $128,213 is included in operating expenditures for the six-months ended September 30, 2018. The options were valued using the Black-Scholes option pricing model with the following assumptions: term of 5 years, historical volatility of 95.80%, risk-free rate of 2.17% and expected dividends of $nil. During the six months ended September 30, 2018, a former Director forfeited 100,000 non-vested options upon his resignation.

On July 31, 2018 the Company granted 935,000 stock options at an exercise price of $0.50 per option to directors, officers, and consultants, of which 450,000 options vested immediately. The balance of 485,000 options vest evenly over three years with the final amount vesting July 31, 2021. The stock options were valued at $335,610 in total ($0.36 per option), of which $179,303 is included in operating expenditures for the six-months ended September 30, 2018. The options were valued using the Black-Scholes option pricing model with the following assumptions: term of 5 years, historical volatility of 93.0%, risk-free rate of 2.22% and expected dividends of $nil.

On September 10, 2018 the Company granted 1,050,000 stock options at an exercise price of $0.56 per option to officers and consultants. The options vest evenly over three years, with the final amount vesting on September 10, 2021. The stock options were valued at $422,072 in total ($0.40 per option), of which $14,133 is included in operating expenditures for the six-months ended September 30, 2018. The options were valued using the Black-Scholes option pricing model with the following assumptions: term of 5 years, historical volatility of 93.0%, risk-free rate of 2.22%.

As at November 26, 2018 the following stock options are outstanding and exercisable:

Number of Options:
Outstanding	Exercisable	Exercise Price ($)	Expiry Date
857,145	857,145	0.19	December 12, 2018
2,750,000	2,750,000	0.40	May 29, 2019
300,000	300,000	0.45	July 18, 2019
100,000	100,000	0.94	February 6, 2020
1,800,000	1,200,000	0.94	February 6, 2023
935,000	450,000	0.50	July 31, 2023
1,050,000	-	0.56	September 10, 2023
7,792,145	5,657,145

Warrants

As at November 26, 2018 the following warrants are outstanding and exercisable:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2017	1,816,398	$0.15
Warrants expired	(410,806)	0.15
Warrants exercised	(3,707,000)	0.34
Warrants issued	8,598,788	0.51
Balance at September 30, 2018	6,297,380	$0.53
Warrants exercised	(60,000)	0.45
Balance at November 29, 2018	6,237,380	$0.53

Financial Instruments and Risk

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The carrying value of accounts payable, accrued liabilities and due to related parties approximates their fair value because of the short-term nature of these instruments.

The fair values of cash and cash equivalents are measured based on Level 1 inputs of the fair value hierarchy.

Risk

The Company is exposed to various risks through its financial instruments and has a risk management framework to monitor, evaluate and manage these risks. The following analysis provides information about the Company’s risk exposure and concentration as of September 30, 2018:

Credit Risk

Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company. At September 30, 2018, the Company’s exposure to credit risk consists of the carrying value of cash and accounts receivable. The Company limits its credit exposure on cash by holding its deposits with established financial institutions. Accounts receivable consists of trade accounts receivable and other receivables. The Company mitigates the risk of default of accounts receivable by assessing the credit worthiness of customers prior to sale and shipment of inventory. Significant miscellaneous receivable balances are secured, to the benefit of the Company.

Liquidity Risk

Liquidity risk arises from our general and capital financing needs with respect to future growth and the Company’s construction of its cannabis cultivation facility which has an estimated cost of

$7.4 million. Liquidity risk could arise if the Company encounters difficulty in meeting future obligations with financial liabilities. As at September 30, 2018, the Company had cash and cash equivalents of $5,486,045 to settle current liabilities of $2,221,003. The Company has planning, budgeting and forecasting processes to help determine its funding requirements to meet various contractual and other obligations and to manage liquidity risk. Additionally, the Company has retained Colliers Project Leaders to provide professional project management services and assist management to keep the project on time and on budget.

Currency Risk

The operating results and financial position of the Company are reported in Canadian dollars. The Company is exposed to currency risk arising from the translation of its European subsidiary’s operations. The Company is exposed to currency transaction risk as some of the Company’s financial instruments are denominated in U.S. dollars. The results of the Company’s operations are subject to currency translation and transaction risks.

The Company’s main risk is associated with fluctuations in Canadian dollars and euros. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that, with other variables unchanged, the effect of a 10% increase in the Canadian dollar as at September 30, 2018:

  against the euro on its net European operations, and
  against the U.S. dollar on financial assets and liabilities, including cash, accounts receivable, accounts payables and accrued liabilities denominated in U.S. dollars would result in an increase of approximately $238,000 to the net loss and comprehensive loss for the six-months ended September 30, 2018. The inverse effect would result if the Canadian dollar weakened by 10% against the Euro and U.S. dollar.

At September 30, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. Certain operational costs are denominated in U.S. dollars and funded directly from the Company’s U.S. funds. The Company’s European operation provides further natural hedging as U.S. dollars are used to periodically fund operations. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. Management monitors fluctuations in foreign currency rates to maximize conversion of U.S. dollars to Canadian dollars.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. As at September 30, 2018, the Company did not have any liabilities that bear interest at rates fluctuating with the prime rate.

Changes in Accounting Policies

(a)        Adoption of New IFRS Pronouncements

The Company adopted the new IFRS pronouncements listed below as of April 1, 2018, in accordance with the transitional provisions outlined in the respective standards described below.

IFRS 9- Financial Instruments

In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities. In November 2013, new general hedging requirements were added to the standard. In July 2014, the final version of IFRS 9 was issued, which adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flow characteristics. The Company has assessed the classification and measurement of its financial instruments and deemed the expected credit loss of its financial assets to be insignificant. As such, the implementation of IFRS 9 did not have a material impact on the condensed interim financial statements.

IFRS 15- Revenue

In May 2014 the IASB approved IFRS 15, Revenue from Contracts with Customers, which specifies how and when entities recognize revenue, as well as requires entities to provide users of financial statements with more informative, relevant disclosures. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue related interpretations. IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers, with certain exceptions, for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

Application of IFRS 15 is mandatory for annual periods beginning on or after January 1, 2018. The Company has reviewed the implications of the adoption of IFRS 15 against its customer contracts and concluded the timing and amount of revenue recognized by the Company did not change from the adoption of IFRS 15.

(b)        New standards not yet adopted

The following new standards and amendments to existing standards will be effective in future periods and may impact the reporting and disclosures of the Company:

  IFRS 16 Leases was issued in January 2016 and is effective for periods beginning on or after January 1, 2019. The new standard eliminates the classification of leases as either operating or finance leases. It provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Management is currently reviewing the impact that adoption of the new standard will have on the Company’s consolidated financial statements.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Subsequent Events

Subsequent to the six-month period ended September 30, 2018:

  The Company issued 100,000 common shares pursuant to an employment agreement. The shares issued are to be held on a restricted basis for one year from the issue date, to October 17, 2019.
  The Company issued 60,000 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $27,000.
  The new regulations overseeing the cannabis industry came into effect on October 17, 2018. The House of Commons passed Bill C-45 on November 27, 2017, an Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (“Bill C-45” or the “Cannabis Act”). On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent and shortly after, on July 11, 2018, the regulations issued pursuant to the Cannabis Act (the “Cannabis Regulations”) were released by the government. Both the Cannabis Act and the Cannabis Regulations came into force and became law on October 17, 2018. The Company’s application to become a licensed producer now fall under the new Cannabis Act.

Item 2. Other Information

None.

Item 3. Financial Statements

True Leaf Medicine International Ltd.

Condensed Consolidated Interim Financial Statements

For the Six Months ended September 30, 2018 and September 30, 2017

(Unaudited)

(Expressed in Canadian dollars)

TRUE LEAF MEDICINE INTERNATIONAL LTD.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)
(Expressed in Canadian dollars)

	September 30, 2018	March 31, 2018
Assets
Current assets
Cash and cash equivalents	$ 5,486,045	$ 10,812,815
Receivables (Notes 4,11)	435,591	385,671
Inventories (Note 5)	350,744	570,594
Prepaid expenses and deposits (Notes 6,7)	393,416	149,199
Total current assets	6,665,796	11,918,279
Non-current assets Land (Note 7)	3,380,387	3,380,387
Construction in progress (Note 7)	5,322,250	726,955
Capital assets (Note 8)	94,414	132,420
Intangible assets (Note 9)	134,588	142,690
Total assets	$ 15,597,435	$ 16,300,731
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$ 1,743,737	$ 927,987
Construction holdback payable (Note 7)	369,306	98,661
Short term financing (Note 10)	98,760	-
Due to related parties (Note 11)	9,200	23,314
Total current liabilities	2,221,003	1,049,962

Total liabilities	2,221,003	1,049,962
Shareholders’ equity Share capital (Note 12)	21,693,918	21,693,918
Reserves	2,818,323	2,518,723
Deficit	(11,135,809)	(8,961,872)
Total shareholders’ equity	13,376,432	15,250,769
Total liabilities and shareholders’ equity	$ 15,597,435	$ 16,300,731
Nature of Operations and Going Concern (Note 1)
Commitments (Note 15) Events after the reporting period (Note 18)

Approved on behalf of the Board of Directors on November 26, 2018

“Darcy Bomford”  Director                                                                  “Michael Harcourt”               Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TRUE LEAF MEDICINE INTERNATIONAL LTD.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited)
(Expressed in Canadian dollars)

	For the Three Months Ended September 30,		For the Six Months Ended September 30,
	2018	2017	2018	2017
		(Note 2(d))		(Note 2(d))
Sales	$ 572,071	$ 458,729	$ 1,063,405	$ 747,846
Cost of sales	(325,956)	(237,395)	(576,236)	(414,503)
Gross profit	246,115	221,334	$ 487,169	$ 333,343
Operating Expenditures
Accounting and legal	60,953	134,326	153,628	223,630
Accretion	-	2,940	-	5,879
Administrative and office (Note 13)	657,474	320,783	1,309,954	551,162
Amortization and depreciation (Notes 8,9)	58,079	6,771	115,779	13,543
Directors’ fees (Note 11)	5,250	1,875	7,125	3,750
Research and development	18,073	26,711	39,565	29,122
Selling and marketing	498,325	80,976	841,820	233,549
Share-based compensation (Note 10)	271,108	76,340	321,649	869,360
Total operating expenditures	(1,569,262)	(650,722)	(2,789,520)	(1,929,995)
Rental income	2,072	-	26,231	-
Foreign exchange (loss) gain	(9,852)	13,058	80,134	9,430
Loss and comprehensive loss for the period	$ (1,330,927)	$ (416,330)	$ (2,195,986)	$ (1,587,222)
Loss per common share- basic and diluted	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding- basic and diluted	95,369,059	69,874,408	95,369,059	66,501,985

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TRUE LEAF MEDICINE INTERNATIONAL LTD.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)
(Expressed in Canadian dollars)

	Number of Shares	Share Capital	Reserves	Deficit	Total Shareholders’ Equity

Balance, March 31, 2017	60,427,383	$ 5,088,454	$ 339,802	$ (5,001,453)	$ 426,803
Private placements, net of share issue costs	7,741,645	2,289,574	-	-	2,289,574
Shares issued on exercise of stock options	1,488,759	409,709	(139,130)	-	270,579
Shares issued on exercise of warrants	375,000	56,250	-	-	56,250
Share-based compensation	-	-	869,360	-	869,360
Loss for the period	-	-	-	(1,587,222)	(1,587,222)
Balance, Sept 30, 2017	70,032,787	$ 7,843,987	$ 1,070,032	$ (6,588,675)	$ 1,898,541

Balance, March 31, 2018	95,369,059	$ 21,693,918	$ 2,518,723	$ (8,961,872)	$ 15,250,769
Share-based compensation	-	-	321,649	-	321,649
Fair value adjustment on forfeiture of stock options	-	-	(22,049)	22,049	-
Loss for the period	-	-	-	(2,195,986)	(2,195,986)
Balance, September 30, 2018	95,369,059	$ 21,693,918	$ 2,818,323	$ (11,135,809)	$ 13,376,432

The accompanying notes are an integral part of these condensed consolidated financial statements.

TRUE LEAF MEDICINE INTERNATIONAL LTD.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)
(Expressed in Canadian dollars)

	Six months ended September 30, 2018	Six months ended September 30, 2017
Operating activities Loss for the period	$ (2,195,986)	$ (1,587,222)
Items not affecting cash:
Depreciation and amortization	115,779	13,543
Accretion	-	5,879
Share-based compensation	321,649	869,360
Inventory write-down	9,789	-
Changes in non-cash working capital items:
Prepaid expenses and deposits	(145,457)	(41,020)
Accounts payable and accrued liabilities	(102,634)	37,119
Due to related parties	(6,783)	(9,500)
Inventories	154,176	(420,656)
Receivables	(49,920)	(141,325)
Net cash used in operating activities	$ (1,899,387)	$ (1,273,822)
Investing activities Purchase of capital assets	(16,750)	(71,309)
Intangible asset costs	(52,775)	(30,108)
Expenditures on construction in progress	(3,357,858)	(21,750)
Deposit to purchase land	-	(100,000)
Net cash used in investing activities	$ (3,427,383)	$ (223,167)
Financing activities Proceeds from issuance of share capital	-	2,322,495
Proceeds from exercise of stock options	-	270,579
Proceeds from exercise of warrants	-	56,250
Repayment of promissory note	-	(23,213)
Share issue costs	-	(469,604)
Net cash provided by financing activities	$ -	$ 2,156,507
Change in cash and cash equivalents for the period	(5,326,770)	659,518
Cash and cash equivalents, beginning of the period	10,812,815	159,575
Cash and cash equivalents, end of the period	$ 5,486,045	$ 819,093

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these condensed consolidated financial statements.

  NATURE OF OPERATIONS AND GOING CONCERN

True Leaf Medicine International Ltd. (the “Company”) was incorporated under the Business Corporations Act of the Province of British Columbia on June 9, 2014 and is the legal parent of True Leaf Investments Corp. (“TL Investments”), True Leaf Medicine Inc. (“TL Medicine”), True Leaf Pet Inc. (“TL Pet”) and True Leaf Pet Europe LLC Sàrl (”TL Pet Europe”). TL Investments, TL Medicine and TL Pet were all incorporated under the Business Corporations Act of the Province of British Columbia on March 26, 2014, July 4, 2013 and November 18, 2015 respectively, and TL Pet Europe was incorporated under the Business Corporation Act in Luxembourg on July 18, 2016. The Company’s head office and registered office is located at 200, 1238 Homer Street, Vancouver, BC, V6B 2Y5. On February 9, 2015, the Company began trading on the Canadian Securities Exchange (the “CSE”) under the symbol “MJ” and on July 20, 2017 the Company began trading on the OTC under the ticker symbol “TRLFF”.

The Company’s manufactures and distributes hemp-based nutrition for pets. TL Pet and TL Pet Europe have entered the Canadian, US and European natural pet product market with a product line consisting of hemp functional chews and supplemental products for pets.

The Company, through TL Medicine, is also seeking to become a licensed producer of medicinal cannabis for the Canadian market under Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”) program administered by Health Canada. As at September 30, 2018, the Company does not have a license with the ACMPR and no products are in commercial production or use. Subsequent to September 30, 2018, the ACMPR process changed as a result of new regulations that amended the Controlled Drugs and Substances Act, the Criminal Code and other Acts (the “Cannabis Act”). The Cannabis Act and related regulations issued pursuant to the Cannabis Act (the “Cannabis Regulations”) were implemented on October 17, 2018. As a result, the Company's application to become a licensed producer or grower of cannabis under the ACMPR will now be migrated to the Cannabis Tracking and Licensing System (“CTLS”) under the Cannabis Act. The process is similar under the new Cannabis Regulations and the Company will still be required to satisfy additional obligations in order to qualify, including the completion of a compliant facility on a parcel of land owned by the Company in Lumby, British Columbia (Note 7). There is some risk that the Company will not receive a license, thus rendering the Company unable to proceed with its cannabis business model. The Company continues to work diligently to comply with the requirements of Health Canada.

Going Concern

These condensed consolidated interim financial statements (the “financial statements”) have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

On January 24, 2018, the Company closed a financing which raised an aggregate total of $14,051,655 in two offerings, the proceeds of which are being used to execute on the Company’s business plan, including construction of its cannabis cultivation facility (Note 7). For the six-month period ended September 30, 2018, the Company incurred a loss of $2,195,986 and had an accumulated deficit of $11,135,809. The Company earned revenues of $1,063,405 (2017 - $747,846) from TL Pet and TL Pet Europe; although, these two operations have not yet achieved profitability.

Management is of the opinion the continued operations of the Company are dependent on its ability to generate future cash flows from operations and obtain additional funding through external financing to deliver on its business plan. There is a risk that financing will not be available on a timely basis or on terms acceptable to the Company.

  NATURE OF OPERATIONS AND GOING CONCERN (continued)

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue operations. Management has assessed that it has sufficient working capital for the Company to continue operations for the next fiscal year.

  BASIS OF PREPARATION

(a)       Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using the same accounting policies and methods of application as the audited annual consolidated financial statements of the Company for the year ended March 31, 2018, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), except as described in Note 3 below. Accordingly, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended March 31, 2018.

These condensed interim financial statements were approved by the Company’s Board of Directors on November 26, 2018.

(b)       Principles of consolidation

These financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These financial statements include the accounts of the Company and its wholly-owned subsidiaries: TL Investments, TL Medicine, TL Pet and TL Pet Europe. All significant intercompany transactions and balances have been eliminated on consolidation.

(c)       Basis of measurement and use of estimates

These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value (Note 14). All amounts in the financial statements are presented in Canadian dollars which is the functional currency of the Company and its subsidiaries.

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. These estimates are, by their nature, uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There have been no significant changes to the estimates and judgements since the year ended March 31, 2018.

  BASIS OF PREPARATION (continued)

(d)       Comparative figures

Certain comparative figures have been restated to reflect the quarterly impact of adjustments made in the fourth quarter of the year ended March 31, 2018 and to conform to the current period’s presentation, as described below:

Three months ended September 30, 2017
	Previously reported	Change		Restated
Sales	$ 468,056	$ (9,327)	(i)	$ 458,729
Cost of sales	268,087	(9,327)	(i)	237,395
		(21,365)	(ii)
Gross margin	$ 199,969	$21,365		$ 221,334
Accounting and legal	145,598	(11,272)	(iii)	134,326
Administrative and office	328,283	(7,500)	(iv)	320,783
Selling and marketing	155,428	21,365	(ii)	80,976
		(95,817)	(iii)
Other operating expenditures	114,637	-		114,637
Total operating expenditures	743,946	(93,224)		650,722
Other income	13,058	-		13,058
Loss for the period	$ (530,919)	$ (114,589)		$ (416,330)

Six months ended September 30, 2017
	Previously reported	Change		Restated
Sales	$ 762,228	$ (14,382)	(i)	$ 747,846
Cost of sales	465,373	(14,382)	(i)	414,503
		(36,488)	(ii)
Gross margin	$ 296,855	$ 36,488		$ 333,343
Accounting and legal	239,516	(15,886)	(iii)	223,630
Administrative and office	592,634	(21,750)	(iv)	551,162
		(19,722)	(v)
Selling and marketing	617,858	36,488	(ii)	233,549
		(420,797)	(iii)
Other operating expenditures	921,654	-		921,654
Total operating expenditures	2,371,662	(441,667)		1,929,995
Other income	9,430	-		9,430
Loss for the period	$ (2,065,377)	$ 478,155		$ (1,587,222)

(i)      Customer discounts reclassified from cost of sales to sales.

(ii)     Sales commissions reclassified from cost of sales to selling and marketing.

(iii)    Share issuance costs reclassified to equity in the year ended March 31, 2018.

(iv)    Costs previously expensed capitalized to construction in progress in the year ended March 31, 2018.

(v)     Costs incurred in the three-month period ended June 30, 2017; reallocated to correct period.

  NEW AND FUTURE ACCOUNTING STANDARDS

(a)     Adoption of New IFRS Pronouncements

The Company adopted the new IFRS pronouncements listed below as at April 1, 2018, in accordance with the transitional provisions outlined in the respective standards described below.

IFRS 9- Financial Instruments

In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities. In November 2013, new general hedging requirements were added to the standard. In July 2014, the final version of IFRS 9 was issued, which adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flow characteristics. The Company has assessed the classification and measurement of its financial instruments and deemed the expected credit loss of its financial assets to be insignificant. As such, the implementation of IFRS 9 did not have a material impact on the financial statements.

IFRS 15- Revenue

In May 2014 the IASB approved IFRS 15, Revenue from Contracts with Customers, which specifies how and when entities recognize revenue, as well as requires entities to provide users of financial statements with more informative, relevant disclosures. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue related interpretations. IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers, with certain exceptions, for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

Application of IFRS 15 is mandatory for annual periods beginning on or after January 1, 2018. The Company has reviewed the implications of the adoption of IFRS 15 against its customer contracts and concluded the timing and amount of revenue recognized by the Company did not change from the adoption of IFRS 15.

(b)       New standards not yet adopted

The following new standards and amendments to existing standards will be effective in future periods. The following may impact the reporting and disclosures of the Company:

  IFRS 16 Leases was issued in January 2016 and is effective for periods beginning on or after January 1, 2019. The new standard eliminates the classification of leases as either operating or finance leases. It provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Management is currently reviewing the impact that adoption of the new standard will have on the Company’s consolidated financial statements.

  RECEIVABLES
	September 30, 2018	March 31, 2018
Trade receivables (a)	$191,306	$202,683
Miscellaneous receivables (b)	124,970	119,770
Goods and services tax receivable	119,315	63,218
	$435,591	$385,671

(a)       Trade receivables

Trade receivables are non-interest bearing and are due within 30 days. As at September 30, 2018, the Company did not have any trade receivables that were past due.

During the six-month period ended September 30, 2018, revenues from three customers amounted to 41% of total sales (September 30, 2017- two customers amounted to 36% of total sales). As at September 30, 2018, the top three customers amounted to 44% of total trade receivables (March 31, 2018 - three customers amounted to 40%).

(b)       Miscellaneous receivables

At September 30, 2018 a past director and key consultant was indebted to the Company for an amount of $119,770. The Company has remitted withholding tax on behalf of the past director in connection with his exercise of stock options in January 2018. The balance is non-interest bearing and payable in full by March 15, 2019. A share purchase agreement has been put in place as security against the amount due.

At September 30, 2018, miscellaneous receivables include an amount of $5,200 in connection with rent payable by a third party for space at the Company’s Lumby property.

  INVENTORIES

September 30, 2018		March 31, 2018
Finished goods	$221,156	$432,729
Supplies	129,588	137,865
	$350,744	$570,594

  PREPAID EXPENSES AND DEPOSITS

September 30, 2018		March 31, 2018
Insurance premiums	$175,000	$80,791
Property taxes	18,819	-
Annual filing fees	25,608	-
Marketing fees	15,802	33,505
Prepaid expenses	$235,229	$114,296
Construction deposits (Note 7)	135,803	25,827
Security deposits	22,384	9,076
	158,187	34,903
	$393,416	$149,199

  CONSTRUCTION IN PROGRESS

During the year ended March 31, 2018, the Company acquired a property of 40 acres located in Lumby B.C. for total consideration of $3,380,387 to build its cannabis cultivation facility. As at September 30, 2018, construction costs incurred of $5,322,250 (March 31, 2018 - $726,955) are capitalized and depreciation will commence when the facility is available for use.

As at September 30, 2018, prepaid expenses and deposits include a deposit of $135,803 (March 31, 2018 -$25,827), refundable upon completion of the construction project, subject to approval by the Village of Lumby that the Company has complied with conditions set out in its various permits. As at September 30, 2018, the Company has accrued a liability of $369,306 (March 31, 2018 - $98,661) as holdbacks against construction in progress.

  CAPITAL ASSETS

Cost:	Office furniture	Office equipment	Leasehold improvements	Total
Balance, March 31, 2017	$-	$7,642	$3,694	$11,336
Additions	20,165	42,074	76,235	138,474
Balance, March 31, 2018	20,165	49,716	79,929	149,810
Additions	-	15,761	-	15,761
Balance, September 30, 2018	$20,165	$65,477	$79,929	$165,571
Accumulated depreciation:
Balance, March 31, 2017	$-	$1,786	$739	$2,525
Depreciation for the year	2,150	4,353	8,362	14,865
Balance, March 31, 2018	2,150	6,139	9,101	17,390
Depreciation for the period	8,066	13,729	31,972	53,767
Balance, September 30, 2018	$10,216	$19,868	$41,073	$71,157
Carrying value:
As at March 31,2018	$18,015	$43,577	$70,828	$132,420
As at September 30, 2018	$9,949	$45,609	$38,856	$94,414

  INTANGIBLE ASSETS

Cost:	Website	Trademarks and related costs	Intellectual property	Total
Balance, March 31, 2017	$10,801	$80,276	$55,500	$146,577
Additions	-	37,124	-	37,124
Balance, March 31, 2018	10,801	117,400	55,500	183,701
Additions	-	53,910	-	53,910
Balance, September 30, 2018	$10,801	$171,310	$55,500	$237,611
Accumulated amortization:
Balance, March 31, 2017	$7,256	$5,591	$5,550	$18,397
Amortization for the year	2,700	11,589	8,325	22,614
Balance, March 31, 2018	9,956	17,180	13,875	41,011
Amortization for the period	845	38,967	22,200	62,012
Balance, September 30, 2018	$10,801	$56,147	$36,075	$103,023
Carrying value:
As at March 31, 2018	$845	$100,220	$41,625	$142,690
As at September 30, 2018	$-	$115,163	$19,425	$134,588

  SHORT TERM NOTE PAYABLE

Pursuant to a commercial insurance premium finance and security agreement dated September 13, 2018, BankDirect Capital Finance, a division of Texas Capital Bank, provided the Company financing of US$75,000 at a rate of 6.49% per annum. The financing is repayable at a rate of US$9,621 per month, ending May 13, 2019.

  RELATED PARTY BALANCES AND TRANSACTIONS

a) Goods and services

The Company had the following transactions with related parties during the six months ended September 30, 2018:

  Paid or accrued a total of $15,000 (2017 - $15,000) to its Chief Executive Officer for rent of office space.
  Paid or accrued $45,418 (March 31, 2018 - $36,656) to a company controlled by its Chief Executive Officer for costs associated with supplies inventory;
  Paid or accrued $52,000 (2017- $nil) for advisory services provided by Paradigm Medical Services, a company controlled by a past Director. The individual ceased to be a director effective July 1, 2018; and

b) Compensation of key management personnel

The Company considers its key management personnel to be its Directors, Chief Executive Officer and its Chief Financial Officer.

	Six months ended September 30,
	2018	2017
Director compensation (salaries, consulting fees)	$ 37,125	$ 36,750
Share-based compensation	54,738	183,006
	$ 91,953	$ 219,756
Management compensation (salaries, management fees, consulting fees)	$ 92,125	$ 44,500
Share-based compensation	35,631	101,670
	$ 127,756	$ 146,170
	$ 219,619	$ 356,926

c) Amount due from a former director of $119,770 included in receivables at September 30, 2018 (March 31, 2018 - $119,770) (Note 4).

d) Amounts payable to related parties as at September 30, 2018 of $9,200 (March 31, 2018 - $23,314) are unsecured, non-interest bearing with no scheduled terms of repayment.

  SHARE CAPITAL

a) Authorized

Unlimited Common voting shares with no par value

Unlimited Preferred non-voting shares with no par value

b) Issued

The Company had the following share capital transactions during the six-month period ended September 30, 2017:

  The Company issued 1,488,758 common shares pursuant to the exercise of stock options for gross proceeds of $270,575.
  The Company issued 375,000 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $56,250.
  On May 29, 2017, the Company completed a private placement by issuing 3,099,829 units at a price of $0.30 per unit for gross proceeds of $929,950. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable into one additional common share at a price of $0.45 per share for a period of two years. No value was assigned to the warrants issued as part of the unit offering. The Company incurred $12,474 in share issue costs associated with this financing.
  On June 12, 2017, the Company completed a private placement by issuing 4,641,816 units at a price of $0.30 per unit for gross proceeds of $1,392,545. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable into one additional common share at a price of $0.45 per share for a period of two years. No value was assigned to the warrants issued as part of the unit offering. The Company incurred $20,447 in share issue costs associated with this financing.

The Company did not have any share capital transactions during the six-month period ended September 30, 2018.

c) Share purchase warrants

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2017	1,816,398	$0.15
Warrants expired	(410,806)	0.15
Warrants exercised	(3,707,000)	0.34
Warrants issued	8,598,788	0.51
Balance, March 31, 2018 and September 30, 2018	6,297,380	$0.53

  SHARE CAPITAL (continued)

As at September 30, 2018, the following share purchase warrants are outstanding:

Number	Exercise
of Warrants	Price ( $ )	Expiry Date
2,097,954	0.45	May 29, 2019
3,342,283	0.45	June 12, 2019
857,143	1.05	November 21, 2020
6,297,380

d) Stock options

The Company has a Stock Option Plan (the “Plan”) in place under which it is authorized to grant options to directors, executive officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company in any twelve-month period. Under the Plan, the exercise price of each stock option is subject to a minimum of $0.10 and may not be less than the closing market price of Company’s common shares on the trading day immediately preceding the date of grant of the options. The options can be granted for a maximum term of five years and vest at the discretion of the Board of Directors.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2017	3,149,995	$0.18
Stock options exercised	(3,342,580)	0.25
Stock options expired	(100,270)	0.12
Stock options granted	6,200,000	0.57
Balance, March 31, 2018	5,907,145	$0.55
Stock options granted	1,985,000	0.53
Stock options forfeited	(100,000)	0.94
Balance, September 30, 2018	7,792,145	$0.54

  SHARE CAPITAL (continued)

As at September 30, 2018, the following stock options are outstanding and exercisable:

Number of Options
Outstanding	Exercisable	Exercise Price ( $ )	Expiry Date
857,145	857,145	0.19	December 12, 2018
2,750,000	2,750,000	0.40	May 29, 2019
300,000	300,000	0.45	July 18, 2019
100,000	100,000	0.94	February 6, 2020
1,800,000	1,200,000	0.94	February 6, 2023
935,000	450,000	0.50	July 31, 2023
1,050,000	-	0.56	September 10, 2023
7,792,145	5,657,145

On May 29, 2017, the Company granted a total of 3,900,000 stock options to directors, officers, employees and consultants that vested immediately. The stock options were valued at $793,020 ($0.203 per option) using the Black-Scholes option pricing model with the following assumptions: term of 2 years, historical volatility of 95.8%, risk-free rate of 0.71% and expected dividends of $nil.

On February 6, 2018, the Company granted 1,900,000 stock options at an exercise price of $0.94 per option to directors, officers, and consultants, of which 1,100,000 options vested immediately. The balance of 800,000 options vest evenly over two years, with 25% of the options vesting each six months by February 6, 2020. The stock options were valued at $1,305,554 in total ($0.687 per option), of which $128,213 is included in operating expenditures for the six-months ended September 30, 2018. The options were valued using the Black-Scholes option pricing model with the following assumptions: term of 5 years, historical volatility of 95.80%, risk-free rate of 2.17% and expected dividends of $nil. During the six months ended September 30, 2018, a former Director forfeited 100,000 non-vested options upon his resignation.

On July 31, 2018, the Company granted 935,000 stock options at an exercise price of $0.50 per option to directors, officers, and consultants, of which 450,000 options vested immediately. The balance of 485,000 options vest evenly over three years with the final amount vesting July 31, 2021. The stock options were valued at $335,610 in total ($0.36 per option), of which $179,303 is included in operating expenditures for the six-months ended September 30, 2018. The options were valued using the Black-Scholes option pricing model with the following assumptions: term of 5 years, historical volatility of 93.0%, risk-free rate of 2.22% and expected dividends of $nil.

On September 10, 2018, the Company granted 1,050,000 stock options at an exercise price of $0.56 per option to officers and consultants. The options vest evenly over three years, with the final amount vesting on September 10, 2021. The stock options were valued at $422,072 in total ($0.40 per option), of which $14,133 is included in operating expenditures for the six-months ended September 30, 2018. The options were valued using the Black-Scholes option pricing model with the following assumptions: term of 5 years, historical volatility of 93.0%, risk-free rate of 2.22% and expected dividends of $nil.

  ADMINISTRATIVE AND OFFICE EXPENSE

Three months ended September 30,			Six months ended September 30,
	2018	2017	2018	2017
Application cost	$ 15,900	$ -	$ 31,800	$ -
Filing fees	22,460	21,732	22,700	62,897
Insurance	45,103	8,823	88,405	13,529
Office supplies	44,249	35,439	127,699	59,841
Property tax expense	14,548	-	52,206	-
Rent	14,200	15,900	27,100	34,454
Transfer agent	17,240	3,248	29,368	9,288
Travel and meals	72,241	45,298	106,705	67,649
Utilities	5,524	955	10,822	1,426
Wages and salaries	406,009	189,388	813,149	302,078
	$ 657,474	$ 320,783	$1,309,954	$ 551,162

  FINANCIAL INSTRUMENTS, RISK AND CAPITAL MANAGEMENT

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The carrying value of receivables, accounts payable and accrued liabilities, short term financing and due to related parties approximates their fair value because of the short-term nature of these instruments.

The fair values of cash and cash equivalents are measured based on level 1 inputs of the fair value hierarchy.

Risk

The Company is exposed to various risks through its financial instruments and has a risk management framework to monitor, evaluate and manage these risks. The following analysis provides information about the Company’s risk exposure and concentration as of September 30, 2018:

  FINANCIAL INSTRUMENTS, RISK AND CAPITAL MANAGEMENT (continued)

Credit risk

Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company. At September 30, 2018, the Company’s exposure to credit risk consists of the carrying value of cash and cash equivalents, and receivables. The Company limits its credit exposure on cash by holding its deposits with established financial institutions. Accounts receivable consists of trade accounts receivable and miscellaneous receivables. The Company mitigates the risk of default of accounts receivable by assessing the credit worthiness of customers prior to sale and shipment of inventory. Significant miscellaneous receivable balances are secured, to the benefit of True Leaf.

Liquidity risk

Liquidity risk arises from our general and capital financing needs with respect to future growth and the Company’s construction of its cannabis cultivation facility (Note 7). Liquidity risk could arise if the Company encounters difficulty in meeting future obligations with financial liabilities. As at September 30, 2018, the Company has cash and cash equivalents of $5,486,045 (March 31, 2018 - $10,812,815) to settle current liabilities of $2,221,003 (March 31, 2018 - $1,049,962). The Company has planning, budgeting and forecasting processes to help determine its funding requirements to meet various contractual and other obligations and to manage liquidity risk.

Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. The Company is exposed to currency risk arising from the translation of its European subsidiary’s operations and to currency transaction risk as some of the Company’s financial instruments are denominated in U.S. dollars. The results of the Company’s operations are subject to currency translation and transaction risks.

The Company’s main risk is associated with fluctuations in Canadian and U.S. dollars and Euros. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that, with other variables unchanged, the effect of a 10% increase in the Canadian dollar as at September 30, 2018:

  against the Euro on its net European operations, and
  against the U.S. dollar on financial assets and liabilities, including cash, accounts receivable, accounts payables and accrued liabilities denominated in U.S. dollars would result in an increase of approximately $238,000 to the net loss and comprehensive loss for the six- months ended September 30, 2018 (2017- decrease of approximately $8,700). The inverse effect would result if the Canadian dollar weakened by 10% against the Euro and U.S. dollar.

At September 30, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates as the Company’s operations provide a natural hedge. Certain operational costs are denominated in U.S. dollars and funded directly from the Company’s U.S. funds. The Company’s European operation provides further natural hedging as U.S. dollars are used to periodically fund operations. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. Management monitors fluctuations in foreign currency rates to maximize conversion of U.S. dollars to Canadian dollars.

  FINANCIAL INSTRUMENTS, RISK AND CAPITAL MANAGEMENT (continued)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. In seeking to minimize the risk from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at September 30, 2018, the Company did not have any liabilities that bear interest at rates fluctuating with the prime rate.

Capital Management

The Company’s capital includes share capital and the accumulated deficit. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The Company has not changed its approach to capital management during the six-months ended September 30, 2018.

  COMMITMENTS

The Company had the following commitments as of September 30, 2018:

  On February 1, 2016, the Company (through TL Pet) entered into an agreement with Pet Horizons Ltd., UK (“Pet Horizons”) whereby Pet Horizons will develop strategic plans to launch the TL Pet products in Europe for an initial term ending June 2019. The sales territory includes the European Union, Switzerland and Norway, as well as central and eastern Europe including Russia, Ukraine and Belarus. At September 30, 2018, the Company is negotiating the terms of a new agreement with Pet Horizons and is paying an interim monthly fee of approximately $9,000 (EUR6,000).
  The Company entered into an agreement with Edison Investment Research Inc. to provide the Company with investor relations services for US$6,000 per month. The agreement has a minimum initial one-year term ending December 1, 2018, cancellable with 90 days-notice by either party and payment of US$18,000 to cover the notice period.
  Effective February 15, 2018, the Company entered into an agreement with a branding and market positioning expert to provide the Company with consulting services in connection with the Company’s brand and marketing expenditures at a minimum cost of $15,000 per month. The agreement has an initial one-year term ending February 15, 2019 with two one-year renewable terms, cancellable with 60 days-notice by either party and payment of the prorated portion of the fees due.
  The Company has an employment agreement with a senior executive which includes provision for severance pay if the individual is terminated without cause or due to a change in control. The Company incurs the following obligation based on the salary agreed to:
  Terminated prior to September 10, 2020 - $195,000 plus accrued bonus; or
  Terminated after September 10, 2020 - $292,500 plus accrued bonus.

  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Cash equivalents consists of a $46,000 guaranteed investment certificate held at a chartered financial institution.

The significant non-cash investing and financing activities during the six-month periods ended September 30, 2018 and 2017 consisted of the following:

	2018	2017
Inventory costs included in accounts payable and accrued liabilities	$ 65,085	$ 64,600
Intangible asset costs included in accounts payable and accrued liabilities.	2,392	-
Capital assets included in accounts payable and accrued liabilities	-	3,287
Construction costs included in accounts payable and accrued liabilities	1,139,492	-
Construction costs included in construction holdback payable	270,645	-
Fair value relating to stock options forfeited was recorded as a reduction to reserves and the deficit.	22,049	-
Fair value relating to 1,488,759 stock options exercised was recorded as an increase to share capital and a reduction from reserves.	-	139,130

  SEGMENTED INFORMATION

Operating segmented information

As at September 30, 2018, the Company had three reportable segments, being the sale of hemp-based nutrition for pets (Pet), the planned sale of medical marijuana under Canada’s ACMPR program (Medicine) and Corporate. The Corporate segment is responsible for treasury management, regulatory reporting, financial and legal administration and general corporate activities conducted in Canada, Europe and U.S. The Company has identified these reporting segments based on the internal reports reviewed and used by the Chief Executive Officer, its chief decision maker, in allocating resources and assessing performance. Operations whose revenue, earnings, losses or assets exceed 10% of the total consolidated revenue, earnings, losses or assets are reportable segments.

  SEGMENTED INFORMATION (continued)

Operating segmented information is presented as follows:

As at September 30, 2018	Pet	Medicine	Corporate	Total
Current assets	$854,819	$297,403	$ 5,513,574	$6,665,796
Non-current assets	159,702	8,771,937	-	8,931,639
Total assets	1,014,521	9,069,340	5,513,574	15,597,435
Liabilities	(202,695)	(1,564,622)	(453,686)	(2,221,003)
Net assets	$811,826	$7,504,718	$5,059,888	$13,376,432

Six-months ended September 30, 2018
	Pet	Medicine	Corporate	Total
Revenues	$1,063,405	$ -	$ -	$1,063,405
Gross profit	487,169	-	-	487,169
Operating expenses	1,058,266	300,637	1,451,617	2,810,520
Loss and comprehensive loss	$(439,325)	$(253,428)	$(1,503,233)	$(2,195,986)

Three-months ended September 30, 2018
	Pet	Medicine	Corporate	Total
Revenues	$572,071	$ -	$ -	$572,071
Gross profit	246,115	-	-	246,115
Operating expenses	561,422	133,897	873,942	1,569,262
Loss and comprehensive loss	$(332,245)	$(131,319)	$(867,363)	$(1,330,927)

As at March 31, 2018	Pet	Medicine	Corporate	Total
Current assets	$1,054,069	$ 211,549	$10,652,661	$11,918,279
Non-current assets	229,085	4,153,367	-	4,382,452
Total assets	1,283,154	4,364,916	10,652,661	16,300,731
Liabilities	(227,118)	(488,808)	(334,036)	(1,049,962)
Net assets	$1,056,036	$3,876,108	$10,318,625	$15,250,769

As at and for the three and six-months ended September 30, 2017, the Company had one operating segment, being the sale of hemp-based nutrition for pets in North America and Europe, which accounted for all of the Company’s revenues from inception to date. Therefore, comparative information as at and for the three and six-months ended September 30, 2017 is not presented.

  SEGMENTED INFORMATION (continued)

Geographic segmented information

The Company operates in two main geographic locations, North America and Europe, selling hemp-based nutrition for pets in North America and Europe, which has accounted for all of the Company’s revenues since its inception.

As at September 30, 2018	North America	Europe	Total
Current assets	$6,540,737	$125,059	$6,665,796
Non-current assets	8,892,364	39,275	8,931,639
Liabilities	(2,182,875)	(38,128)	(2,221,003)
Total net assets	$13,250,226	$126,206	$13,376,432
Revenues:
Six-months ended September 30, 2018	$885,671	$177,734	$1,063,405
Three-months ended September 30, 2018	$542,616	$29,455	$572,071

As at March 31, 2018	North America	Europe	Total
Current assets	$11,753,046	$165,233	$11,918,279
Non-current assets	4,374,765	7,687	4,382,452
Liabilities	(987,060)	(62,902)	(1,049,962)
Total net assets	$15,140,751	$110,018	$15,250,769

  EVENTS AFTER THE REPORTING PERIOD

Subsequent to September 30, 2018:

a) The Company issued 100,000 common shares pursuant to an employment The shares issued are to be held on a restricted basis for one year from the issue date, October 17, 2019.

b) The Company issued 60,000 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $27,000.

Item 4. Exhibits

Index to Exhibits

Description of Item
2.1	Certificate of Incorporation (1)
2.2	Notice of Articles (1)
2.3	Articles (1)
3.1	Stock Option Plan and Individual Stock Option Agreement (1)
3.2	Stock Restriction Agreement with Darcy Bomford (1)
3.3	Stock Restriction Agreement with Kevin Bottomley (1)
6.1	Consulting Agreement with Pet Industry Experts, LLC (1)
6.2	Consulting Agreement with Pet Horizons Ltd. (1)
6.3	Distribution Agreement with Bark to Basics (1)
6.3	Consulting Agreement with Chuck Austin (1)
6.4	Management Agreement with Darcy Bomford (1)
6.5	Licensing Agreement with Joi Media Inc. (2)
6.6	Master Services Agreement with Who You Know LLC (2)
6.7	Property Option Agreement with Gudeit Bros. Contracting Ltd. (5)
8	Payment Processing and AML/KYC Services Agreement with Issuer Direct Corp. (4)
14	Appointment of Agent for Service of Process (3)
15	Audit Committee Charter (1)
  Filed on February 17, 2017 with Form 1-A Offering Statement
  Filed on May 16, 2017 with Amendment No. 1 - Form 1-A Offering Statement
  Filed on July 10, 2017 with Amendment No. 2- Form 1-A Offering Statement
  Filed on August 25, 2017 with Amendment No. 3- Form 1-A Offering Statement
  Filed on October 26, 2017 with Amendment No. 4- Form 1-A Offering Statement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

True Leaf Medicine International Ltd.

By:	/s/ Darcy Bomford
Darcy Bomford
Chief Executive Officer

Date:   January 3, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Darcy Bomford
By:
Darcy Bomford
Chief Executive Officer and Director
Date:	January 3, 2019

/s/ Kerry Biggs
By:
Kerry Biggs
Chief Financial Officer, Principal Accounting Officer
Date:	January 3, 2019

/s/ Kevin Bottomley
By:
Kevin Bottomley
Director
Date:	January 3, 2019

/s/ Sylvain Toutant
By:
Sylvain Toutant
Director
Date:	January 3, 2019

/s/ Michael Harcourt
By:
Michael Harcourt
Director
Date:	January 3, 2019

END